

July 17, 2015

Barry Underhill
President
Fortuneswell Corporation
3414 Pino Drive
Las Vegas, NV 89121

> **Re: Fortuneswell Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2015**
> **File No. 333-202072**

Dear Mr. Underhill:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2015 letter.

Background of Directors, Executive Officers, Promoter and Control Persons, page 30

1. We note your response to comment 3 of our last letter and the revised disclosure on page 30. Please expand the disclosure in Mr. Underhill's biography to describe his business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K. For example, prior filings have referenced Underhill Securities. If accurate, please include disclosure of Mr. Underhill's work with that company.

Exhibits, page II-3

2. Please revise your exhibit table to identify any exhibits that are being incorporated by reference to earlier filings.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Harold Gewerter, Esq.